Mail Stop 3561

							May 22, 2006

Brad Ketch
President and Chief Executive Officer
Rim Semiconductor Company
305 NE 102nd Avenue, Suite 105
Portland, Oregon 97220

      Re: 	Rim Semiconductor Company
		Registration Statement on Form SB-2
      Filed on April 24, 2006
		File No. 333-133508

Dear Mr. Ketch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We will forward comments, if any, on your confidential treatment application under separate cover when we complete our review.
2. Please update the financial statements, if necessary, as required by Item 310(g) of Regulation S-B.
3. An updated accountant`s consent should be included with any amendment to the filing.

Prospectus Summary

Our Business, page 1
4. While we note your statement that you have not yet recorded revenues from the sale of products based on your technology, please expand this disclosure to explain that you have worked on this technology since 2000, have generated no related revenues for over six years and have no agreements with third parties to sell your products in the future. Additionally, expand your summary section to disclose that your auditors issued a going concern opinion and to disclose the amount of your accumulated deficit.
5. Briefly state that you outsource to independent third parties all of your design and development activities.
6. Since it appears that your product is still in its development stage and that you have not yet recorded any revenue from the sale of products based on your advanced transmission technology, tell us what you mean by the statement that you market your novel technology to leading equipment makers in the telecommunications industry. Otherwise, please consider removing such statement both here and throughout the filing.
7. Disclose your monthly "burn rate" and the month/year you will be out of funds if there is no material change in either your revenues or expenses.

Risk factors, page 9
8. We note your disclosure on page 15 where you state that you granted a security interest in substantially all of your assets in favor of the investors under the terms and conditions of a Security
Interest Agreement dated as of the date of the 2006 Debentures. Provide a risk factor explaining how this arrangement would impact common stock holders.
9. We note your disclosure on page F-34 regarding the lawsuits.
It
is unclear who the third party is and how the lawsuit was settled. Please explain to us how the lawsuit was settled, providing more information than what appears in your current disclosure. If material, please provide a risk factor discussing these lawsuits and the fact that you settled with the plaintiffs.

We may have violated Section 5 of the Securities Act of 1933, page
12
10. Please explain the basis for your risk factor, and how you may have failed to comply with the requirements of any exemptive provisions.

Agreements with the Selling Shareholders, page 14
11. You appear to be registering shares issuable as liquidated damages pursuant to the terms of your agreements governing both the
2006 and 2005 debenture offerings. However, the terms of the related registration rights agreements seem to indicate that such shares are issuable in cash or stock at the option of the investor. As the investors do not appear to have been irrevocably bound to purchase these securities prior to the filing of the registration statement, tell us why it was appropriate to include the "liquidated damages" shares in the registration statement or revise your filing accordingly. In response to this comment, please also confirm that none of the other shares being registered are issuable as an alternative to cash payments to the investors, at the option of the investors.
12. With respect to the reduction of the warrant exercise price for the 2005 warrants, please note that where an issuer materially reduces the exercise price of outstanding warrants for a period of less than 61 days, the staff generally takes the position that the reduction in exercise price is a tender offer for the class of warrants with the prior exercise price. Note that the warrant-holders are required to make a decision whether to tender their warrants to the issuer in exchange for another security under these circumstances. See the Heritage Entertainment, Inc. no action letter dated May 11, 1987. Please supplementally explain why you did not file a Schedule TO-I and explain the basis for your apparent belief that Rule 13e-4 was not applicable to the reduction in the exercise price of the warrants from February 21, 2006 to March 10, 2006.
We
may have further comment.

Management`s Discussion and Analysis
13. We note from your Business section that you have entered into license agreements with both HelloSoft and Adaptive Networks and that such agreements provide for the payment of a percentage of any net sales associated with the licensed products. As this information relates to your operations, please include the discussion in an appropriate section of MD&A and revise to give investors an idea of the significance of such agreements. For example, we note that you are not required to make payments to Adaptive Networks until after the first five million dollars worth of licensed products have been sold. What amount would you pay to Adaptive with respect to the next
$5,000,000 worth of licensed products sold? Revise as appropriate.

14. Please revise to provide more specific details of the Company`s viable plan of operations and plans to address the going concern issues as required by FRC 607.02, including plans to fully develop, manufacture and market the Company`s products, any related financing issues and the impact if these plans are not successful.

Overview, page 23
15. Please revise to disclose the outcome regarding the evaluation of your first chipset by prospective customers.

Results of Operations, page 26
16. Please revise throughout this section as appropriate to better explain the business reasons underlying the changes in results between periods. For example, we note that your revenues discussions on pages 26 and 27 merely disclose the amount of revenues generated for the different periods and do not explain why there were changes between periods. Revise accordingly.
17. As a follow-up to the comment above, in your discussion of operating expenses at the top of page 27 it appears that operating expenses increased between periods, but your discussion of operating expenses seems to explain why they have decreased between periods. Revise as appropriate and ensure that the disclosure throughout MD&A is accurate.
18. Please expand your disclosure regarding the Zaiq Technologies promissory note to better explain its terms and why it was forgiven.

Liquidity and Capital Resources, page 28
19. Please quantify your cash requirements for the next twelve months and for longer than one year.

Business, page 32

Our Telecommunications Business, page 32
20. You need to completely revise this section so that it presents an
accurate snapshot of your business at this point in time rather than
a generalized discussion of the telecommunications business
combined
with a presentation of your hopes.  Refer to Regulation S-B, Item
101
for guidance. You may discuss future plans but you should only do so if you indicate the significant difficulties you must overcome.

Selling Shareholders, page 42
21. Please identify the natural person or persons who have voting power and/or investment control over the securities to be offered by the selling shareholders.  We note that you provide this
information
for some selling shareholders but not all.  Please revise
accordingly.
22. If any of the selling shareholders are registered broker-
dealers,
other than selling shareholders who received their shares as compensation for investment banking/placement agent services, such selling shareholders should be named as underwriters with respect to the shares they are offering for resale. Additionally, if any selling shareholders are affiliates of a broker-dealer, please disclose, and tell us whether the selling shareholders received their shares in the ordinary course of business and whether, at the time of
acquisition, they had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.
23. Please expand your disclosure in this section to discuss the transactions in which each of the selling shareholders received the shares being offered. For example, while some of the selling shareholders appear to have received all of their shares in the 2006 debenture offering, other selling shareholders appear to have received some shares in the 2006 offering and other shares through other offerings that have not been discussed. We note, for example, the disclosure in footnotes 3, 6, 7 and 12. Additionally, there appears to be no disclosure with respect to the transactions underlying the offerings by other selling shareholders. For example, footnotes 18 through 25 provide no information regarding how the selling shareholders received the shares being offered. Revise to ensure that you have disclosed the material terms of the transactions underlying all shares being offered.

Plan of Distribution, page 47
24. Please confirm that both the company and the selling stockholders are aware of our position regarding short sales described in Interp.
A.65 of the July 1997 CF Manual of Publicly Available Telephone
Interpretations.

Consolidated Financial Statements as of October 31, 2005

Notes to Financial Statements, page F-9

Note 1. Principles of Consolidation, Business and Continued
Operations, page F-9

25. You disclose on page 1 that you consolidate your interest(s) in your NV Entertainment subsidiary and on page F-9 in Top Secret Productions, LLC. Please clarify if you are referring to the same entity in these disclosures. Tell us in detail why you believe it is appropriate to consolidate the referred entities considering your
50% ownership. Please refer to the accounting literature you relied upon.

26. We note that you are consolidating Top Secret Productions LLC based on your control over management and financial matters. Provide us specific details about those matters that you considered in your conclusion and the accounting literature you relied upon.
Include
in your response the impact on your assets, liabilities, revenues and expenses of consolidating the entity versus accounting under the equity method. Please also amend your filing to discuss the reasons for your consolidation, if appropriate.

Note 4. Technology License and Development Agreement, page F-16

27. We note that you paid a development fee of $1,559,000 to
Adaptive
Networks, Inc. for software development services. Please provide further details on the nature of the development fee. Tell us how you concluded that at March 2002 you had established technological feasibility for your telecommunication product to be marketed considering (1) you continued testing the product and (2) that the first chipset was made available to prospective customers for evaluation and testing during the three months ended January 31, 2006
(see page F-41). Specifically, please address in your response how you evaluated the factors in paragraph 4 of SFAS 86 in reaching your conclusion that technological feasibility had been established. Include in your response the accounting literature upon which you relied. Refer to SFAS 86, 68, and FIN 6.

Note 8. Convertible Notes Payable, page F-18

28. Please revise to provide further details concerning each note payable such as the dates the notes were issued, specific convertibility features for each note, details on when the maturity provisions may be reached, the consequences of not reaching the goal of receipts received from the joint venture, and information concerning beneficial conversion features associated with the notes when issued. Please include detailed calculations of the conversion features if applicable in your response.

29. In a related matter, please clarify if the litigation settled in
July 2005 per note 15 is related to these notes.

Note 9. Convertible Debentures, page F-20
      2005 Debentures

30. It is unclear why the warrants issued in connection with the "2005 Debentures" are not classified as liabilities considering that the conversion feature of the debentures is a variable share settled instrument. You should note that a variable share settled instrument that results in liability classification may impact the classification of previously issued instruments, as well as instruments issued in the future. Based on your disclosure in the first paragraph of this note, the "2005 Debentures" is not a conventional instrument because the debentures are convertible into shares of common stock at a conversion price that it is not fixed. Since there is no explicit limit on the number of shares that are to be delivered upon exercise of the conversion and you would not be able to assert that you will have sufficient authorized and unissued shares to settle the conversion option, it would appear to us that this is the factor that triggers liability classification for the conversion feature. Refer to paragraphs 19 and 20 of EITF 00-19 and revise or advise.

31. We refer you to the last sentence of page F-22. Please reconcile what debentures you are referring to that were issued on October 31,
2003 in the amount of $300,000. We note a $1 million issuance in December 2003 and a $350,000 issuance in April and May 2004. Please clarify.

Note 10. Notes Payable, page F-24

32. Please reconcile the $797,333 of principal forgiven in 2005 with the $896,702 recognized as a gain on the balance sheet.

Note 13. Stockholders` Equity (Deficiency), page F-26
Net Loss per Share, page F-31

33. Please revise your presentation to reconcile the weighted average shares used in the basic and diluted net loss per share calculations to the total used on the statements of operations of 114,687,798.
Refer to paragraph 40 of SFAS 128.

Consolidated Financial Statements as of January 31, 2006

Notes to Consolidated Financial Statements, page F-41
Note 8. Notes Payable, page F-51

34. We refer you to footnotes 1 and 2 of your outstanding notes payable table. Please tell us how you determined the value of the restricted common stock in exchange for cancellation of the notes payable.

Note 9. Stockholders` Equity, page F-52
Options Granted, page F-54

35. We note the cancellation and replacement of options granted to the CEO and Executive VP in January 2006. Please demonstrate how your accounting for this modification was in compliance with SFAS
123R, paragraph 56.


Note 12. Subsequent Events, page F-56

Amendments to Investor and Compensation Warrants, page F-57

36. Please tell us how the inducement to the warrants through a temporary reduction in the exercise price was accounted for under SFAS 123R, paragraph 52. Include your calculation of the additional compensation expense recognized in your response and when this amount will be expensed.

2006 Debentures, page F-58

37. We note that you separately valued and accounted for the embedded conversion, the registration rights agreement and the investor warrants. Tell us the value attributed to each of the liabilities and any details on the valuation of these liabilities as necessary.

Part II

Recent Sales of Unregistered Securities, page II-3
38. We note your statement in the last paragraph of this section that the company "believes" the recipients of shares issued were all accredited investors, or had knowledge and experience in financial and business matters. Revise to remove the disclaimer quoted above.

Undertakings, page II-11
39. Please update your undertakings to comply with revised Item
512
of Regulation S-B.

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or Ivette Leon, Review Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert, Attorney-Advisor at
(202) 551-3325 or me at (202) 551-3454 with any other questions.


      Sincerely,



							Sara Kalin
							Legal Branch Chief
Brad Ketch
Rim Semiconductor Company
May 22, 2006
Page 9